UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

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NOV 25 2020

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SEC FILE NUMBER
8-32815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernardi Securities Inc., and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 S. Clark St., Suite 2700
(No. and Street)

(City) (State) 60603-18-12 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald P Bernardi 312-726-7324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald P. Bernardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernardi Securities Inc., and Subsidiary, as of September 30th, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA EVENSKY
Official Seal
Notary Public - State of Illinois
My Commission Expires Oct 15, 2024

11/23/2020

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bernardi Securities, Inc. and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Bernardi Securities, Inc. and Subsidiary (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Bernardi Securities, Inc. and Subsidiary as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bernardi Securities, Inc. and Subsidiary's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 23, 2020

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 619,871
Interest receivable		8,016
Securities held for sale		14,221,494
Clearing fund deposit		100,000
Prepaid other expenses		95,599
Other current assets		390,588
Total current assets		$ 15,435,568
PROPERTY AND EQUIPMENT:		
Office equipment	$ 232,121	
Furniture and fixtures	36,715	
	$ 268,836	
Less — Accumulated depreciation	(255,032)	13,804
OTHER ASSETS:		
Operating lease right-of-use asset, net of amortization of $350,471		207,533
Total assets		$ 15,656,905

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Due to clearing organization		$ 9,664,454
Current portion of operating lease liabilities		229,838
Bank loan		508,300
Accrued compensation		1,423,384
State income tax payable		10,835
Other accrued liabilities		144,752
Dividends payable		125,000
Total current liabilities		$ 12,106,563
LONG-TERM OPERATING LEASE LIABILITIES		19,139
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 2,000 shares authorized; 1,139 shares issued and outstanding	$ 243,532	
Paid in capital	201,160	
Retained earnings	3,086,511	3,531,203
Total liabilities and shareholders' equity		$ 15,656,905

The accompanying notes are an integral part of this consolidated financial statement.

(1) DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, offering primarily municipal, state, U.S. Government and agency, certificates of deposit, and corporate securities.

Bernardi Asset Management, LLC (BAM), a wholly owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (SEC).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the major accounting policies and practices of the Company which affect significant elements of the accompanying Consolidated Statement of Financial Condition:

Basis of Presentation –

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Consolidation Policy –

The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and BAM. Inter-company transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents –

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash balances at one financial institution. At times these deposits are in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. Historically the Company has not experienced any loss of its cash due to this concentration. Management does not believe it is exposed to significant risk with respect to the cash concentrations.

Fair Value Measurements –

The Company adopted accounting standards which provide a framework for measuring fair value. The standards define fair value as the exchange price that would be received for an asset, or paid to transfer a liability in the principal market

for the asset or liability in a transaction between market participants on the measurement date. The standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) terms, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of the assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Income Taxes –

Management follows accounting provisions which impose a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold now imposed for claiming deductions on income tax returns. As a result of the implementation, the Company utilized the "more likely than not" criteria, and determined that all of their tax positions meet that criteria. Therefore, the Company has not recorded any adjustments or disclosed any situations that arose from uncertain tax positions. The Company is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Company's federal and state income tax returns prior to the year ended September 30, 2017, are closed.

Leases –

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent operating lease liabilities in the consolidated financial statements. ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured at the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize an ROU asset and obligation for leases with an initial term of twelve months or less.

While the majority of the Company's leases are gross leases, certain leases contain variable costs based on the lessor's property tax and common area maintenance associated with the leased property. The Company has elected not to separate lease and non-lease components, and will instead report these costs as variable lease expense.

Statement of Changes in Subordinated Liabilities –

The consolidated financial statement does not include a Statement of Changes in Subordinated Liabilities to the claims of general creditors as required under Rule 17a-5(d)(2) of the SEC since no such liabilities existed at September 30, 2020, or at any time during the year then ended.

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used are as follows:

Asset Description	Asset Life
Office equipment	3 – 5 years
Furniture and fixtures	5 years

Use of Estimates in Preparation of the Consolidated Financial Statement –

The preparation of the consolidated financial statement, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

(3) REVENUE RECOGNITION:

Principal Transactions –

Revenues are recognized when control of the promised products or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the

products or services before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligation, inventory risk before the products or services are transferred and discretion in establishing the price.

Underwriting Fees –

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Commission Revenue –

Commission revenue is paid to the Company by plan sponsors and consists of distribution assistance, 12B-1 fees, and 529 plan fees. This revenue represents gross sales commissions generated by the Company for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation.

The Company is the principal party for commission revenue, as they are responsible for the execution of the clients' purchases and sales.

Advisory Revenue –

Advisory revenue, generated entirely through BAM, generally represents fees charged for portfolio management and investment advisory services to BAM clients. Revenue is calculated, and paid, based on the current market value of the clients underlying portfolio at the end of each calendar quarter, and earned ratably over the next successive quarter as the services are performed.

(4) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following are the major categories of investments measured at fair value, on a recurring basis, as of September 30, 2020, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Fair Value	Level 1	Level 2	Level 3
Municipal Bonds	$ 14,221,494	$ -	$ 14,221,494	$ -

(5) SECURITIES HELD FOR SALE:

The Company is a broker-dealer in municipal, state, U.S. Government, certificates of deposit, and corporate securities. At September 30, 2020, these securities were classified as "trading" and reported at fair value. At September 30, 2020, these securities had a fair value of $14,221,494, with a cost of $14,183,755.

(6) LEASE COMMITMENTS:

The Company leases office and storage facilities for its corporate offices in Chicago, Illinois under an operating lease ending in 2021 with an option to renew for five consecutive years. Under the terms of the lease, the monthly rent was $21,765 per month with payments increasing $332 per month in August of each subsequent year. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes.

The Company leases office equipment under a sixty month operating lease which expires in February 2023. Under the terms of the lease, the monthly rent is $1,160 per month for the duration of the lease.

The Company leases a facility in Peru, Illinois under a short-term lease. According to the terms of the lease, monthly rent is $525 per month. The lease expired December 1, 2019, and the Company is now leasing the facility on a month-to-month basis under the same payment terms.

The Company leases a facility in O'Fallon, Illinois under a short-term lease. According to the terms of the lease, monthly rent is $550 per month. The lease expired May 31, 2020, and the Company is now leasing the facility on a month-to-month basis under the same payment terms.

The components of leases for the year were as follows:

Weighted average remaining lease term - operating lease	1.04 years
Weighted average discount rate - operating lease	2.21%

Future operating lease maturities for the years ending September 30, are as follows:

2021	$	234,894
2022		13,920
2023		5,800
Total	$	254,614
Less: amount representing interest		(5,637)
Total lease liabilities	$	248,977

(7) SOFTWARE LICENSE AND MAINTENANCE AGREEMENTS:

The Company has a thirty-six month software license and maintenance agreement which expires in December 2022. Annual payments for the software are $75,000, payable quarterly, for the duration of the contract.

The Company has a sixty month software license and maintenance agreement which expires in December 2021. Annual payments for the software are $15,000 for the duration of the contract.

The Company had a thirty-six month software license and maintenance agreement which expired in December 2019. Annual payments for the software total $92,184, and increase three percent each December for the duration of the contract. The Company did not renew this lease.

The future minimum commitments for the years ending September 30, are as follows:

2021	$ 90,000
2022	78,750
	$ 168,750

(8) RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits pre-tax employee contributions. The plan covers all full-time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages.

(9) FINANCING AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing LLC (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company in order to purchase securities. The interest rate charged on this financing is the Pershing Cost of Funds rate plus fifty basis points. The interest rate at September 30, 2020, was 1.76 percent. Pershing uses the Company's securities held for sale (inventory) as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the Company's inventory and its net capital, the additional amount available for financing securities would be approximately $7,000,000 as of September 30, 2020.

(10) BANK LOAN:

On May 1, 2020, the Company obtained a loan from a bank in the amount of $508,300, pursuant to the Paycheck Protection Program (the "PPP") of the CARES Act. Under the terms of the loan, part or all of the loan may be forgiven if the proceeds are used for qualifying expenses paid during the initial twenty-four week period of the loan. Any unforgiven portion is payable over two years and bears interest at a rate of 1.0 % per annum, payable monthly, with a deferral of payments for the first six months. The loan may be prepaid at any time prior to maturity with no prepayment penalties.

(11) NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may potentially impact the amount of cash dividends.

Net capital changes from day to day, but as of September 30, 2020, the Company had net capital and net capital requirements of $2,147,452 and $250,000, respectively, leaving excess net capital of $1,897,452. The percentage of aggregate indebtedness to net capital as of September 30, 2020, was approximately eighty-one percent.

The SEC Rule (Rule 15c3-1) requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1,500 percent. Under this rule, the Company could borrow up to $32,000,000 as of September 30, 2020.

(12) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions. Management believes they are not exposed to significant off-balance sheet risk with respect to the execution and settlement of various securities transactions.